SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

EASTMAN KODAK COMPANY

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

277461406

(CUSIP Number)

Paul Friedman

BlueMountain Capital Management, LLC

280 Park Avenue, 5th Floor East

New York, New York 10017

212-905-3990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See

§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 277461406

1	Names of reporting persons BlueMountain Capital Management, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 7,884,905
	9	Sole dispositive power 0
	10	Shared dispositive power 7,884,905
11	Aggregate amount beneficially owned by each reporting person 7,884,905
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 20.2%(1)
14	Type of reporting person (see instructions) IA

(1)	Based on information provided by the Issuer, the number of shares and ownership percentage assume that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013.

CUSIP No. 277461406

1	Names of reporting persons BlueMountain GP Holdings, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 7,180,997
	9	Sole dispositive power 0
	10	Shared dispositive power 7,180,997
11	Aggregate amount beneficially owned by each reporting person 7,180,997
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 18.4% (1)
14	Type of reporting person (see instructions) OO

(1)	Based on information provided by the Issuer, the number of shares and ownership percentage assume that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013.

CUSIP No. 277461406

1	Names of reporting persons Blue Mountain Credit Alternatives Master Fund L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,094,902
	9	Sole dispositive power 0
	10	Shared dispositive power 3,094,902
11	Aggregate amount beneficially owned by each reporting person 3,094,902
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.9%(1)
14	Type of reporting person (see instructions) PN

(1)	Based on information provided by the Issuer, the number of shares and ownership percentage assume that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013.

CUSIP No. 277461406

1	Names of reporting persons Blue Mountain CA Master Fund GP, Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,094,902
	9	Sole dispositive power 0
	10	Shared dispositive power 3,094,902
11	Aggregate amount beneficially owned by each reporting person 3,094,902
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.9%(1)
14	Type of reporting person (see instructions) CO

(1)	Based on information provided by the Issuer, the number of shares and ownership percentage assume that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013.

CUSIP No. 277461406

1	Names of reporting persons BlueMountain Long/Short Credit Master Fund L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,211,778
	9	Sole dispositive power 0
	10	Shared dispositive power 1,211,778
11	Aggregate amount beneficially owned by each reporting person 1,211,778
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.1%(1)
14	Type of reporting person (see instructions) PN

(1)	Based on information provided by the Issuer, the number of shares and ownership percentage assume that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013.

CUSIP No. 277461406

1	Names of reporting persons BlueMountain Long/Short Credit GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,211,778
	9	Sole dispositive power 0
	10	Shared dispositive power 1,211,778
11	Aggregate amount beneficially owned by each reporting person 1,211,778
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.1%(1)
14	Type of reporting person (see instructions) OO

(1)	Based on information provided by the Issuer, the number of shares and ownership percentage assume that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013.

CUSIP No. 277461406

1	Names of reporting persons BlueMountain Distressed Master Fund L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 365,782
	9	Sole dispositive power 0
	10	Shared dispositive power 365,782
11	Aggregate amount beneficially owned by each reporting person 365,782
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.9%(1)
14	Type of reporting person (see instructions) PN

(1)	Based on information provided by the Issuer, the number of shares and ownership percentage assume that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013.

CUSIP No. 277461406

1	Names of reporting persons BlueMountain Distressed GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 365,782
	9	Sole dispositive power 0
	10	Shared dispositive power 365,782
11	Aggregate amount beneficially owned by each reporting person 365,782
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.9%(1)
14	Type of reporting person (see instructions) OO

(1)	Based on information provided by the Issuer, the number of shares and ownership percentage assume that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013.

CUSIP No. 277461406

1	Names of reporting persons BlueMountain Strategic Credit Master Fund L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 274,041
	9	Sole dispositive power 0
	10	Shared dispositive power 274,041
11	Aggregate amount beneficially owned by each reporting person 274,041
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.7%(1)
14	Type of reporting person (see instructions) PN

(1)	Based on information provided by the Issuer, the number of shares and ownership percentage assume that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013.

CUSIP No. 277461406

1	Names of reporting persons BlueMountain Strategic Credit GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 274,041
	9	Sole dispositive power 0
	10	Shared dispositive power 274,041
11	Aggregate amount beneficially owned by each reporting person 274,041
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.7%(1)
14	Type of reporting person (see instructions) OO

(1)	Based on information provided by the Issuer, the number of shares and ownership percentage assume that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013.

CUSIP No. 277461406

1	Names of reporting persons BlueMountain Timberline Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 336,423
	9	Sole dispositive power 0
	10	Shared dispositive power 336,423
11	Aggregate amount beneficially owned by each reporting person 336,423
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.9%(1)
14	Type of reporting person (see instructions) CO

(1)	Based on information provided by the Issuer, the number of shares and ownership percentage assume that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013.

CUSIP No. 277461406

1	Names of reporting persons BlueMountain Credit Opportunities Master Fund I L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,973,794
	9	Sole dispositive power 0
	10	Shared dispositive power 1,973,794
11	Aggregate amount beneficially owned by each reporting person 1,973,794
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.1%(1)
14	Type of reporting person (see instructions) PN

(1)	Based on information provided by the Issuer, the number of shares and ownership percentage assume that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013.

CUSIP No. 277461406

1	Names of reporting persons BlueMountain Credit Opportunities GP I, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,973,794
	9	Sole dispositive power 0
	10	Shared dispositive power 1,973,794
11	Aggregate amount beneficially owned by each reporting person 1,973,794
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.1%(1)
14	Type of reporting person (see instructions) OO

(1)	Based on information provided by the Issuer, the number of shares and ownership percentage assume that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013.

CUSIP No. 277461406

1	Names of reporting persons BlueMountain Kicking Horse Fund L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 260,700
	9	Sole dispositive power 0
	10	Shared dispositive power 260,700
11	Aggregate amount beneficially owned by each reporting person 260,700
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.7%(1)
14	Type of reporting person (see instructions) PN

(1)	Based on information provided by the Issuer, the number of shares and ownership percentage assume that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013.

CUSIP No. 277461406

1	Names of reporting persons BlueMountain Kicking Horse Fund GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 260,700
	9	Sole dispositive power 0
	10	Shared dispositive power 260,700
11	Aggregate amount beneficially owned by each reporting person 260,700
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.7%(1)
14	Type of reporting person (see instructions) OO

(1)	Based on information provided by the Issuer, the number of shares and ownership percentage assume that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013.

CUSIP No. 277461406

1	Names of reporting persons AAI BlueMountain Fund PLC*
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Ireland
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 177,411
	9	Sole dispositive power 0
	10	Shared dispositive power 177,411
11	Aggregate amount beneficially owned by each reporting person 177,411
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.5%(1)
14	Type of reporting person (see instructions) CO

*	The shares of Common Stock are owned by BlueMountain Long/Short Credit and Distressed Reflection Fund, a sub-fund of AAI BlueMountain Fund Plc.
(1)	Based on information provided by the Issuer, the number of shares and ownership percentage assume that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013.

CUSIP No. 277461406

1	Names of reporting persons BlueMountain Montenvers Master Fund SCA SICAV-SIF
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Luxembourg
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 190,074
	9	Sole dispositive power 0
	10	Shared dispositive power 190,074
11	Aggregate amount beneficially owned by each reporting person 190,074
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.5%(1)
14	Type of reporting person (see instructions) PN

(1)	Based on information provided by the Issuer, the number of shares and ownership percentage assume that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013.

CUSIP No. 277461406

1	Names of reporting persons BlueMountain Montenvers GP S.à r.l.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Luxembourg
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 190,074
	9	Sole dispositive power 0
	10	Shared dispositive power 190,074
11	Aggregate amount beneficially owned by each reporting person 190,074
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.5%(1)
14	Type of reporting person (see instructions) CO

(1)	Based on information provided by the Issuer, the number of shares and ownership percentage assume that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013.

CUSIP No. 277461406

Item 1. Security of the Issuer.

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Eastman Kodak Company, a New Jersey corporation (the “Issuer”) and amends the initial statement on Schedule 13D filed on September 13, 2013 (the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 1 have the same meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of Schedule 13D is hereby amended by adding the following:

(d) None of the Reporting Persons or any of their respective executive officers, directors or control persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or any of their respective executive officers, directors or control persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons’ executive officers, directors or control persons is a United States citizen, except for Elli Stevens who is a British citizen.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby amended by adding the following:

Pursuant to the Plan, the Issuer issued to the BlueMountain Funds, on September 30, 2013, an aggregate of an additional 599,655 shares of Common Stock and, on October 1, 2013, mandatorily net-share settled warrants to purchase an aggregate of (i) 208,375 of Common Stock at an exercise price of $14.93 per share and (ii) 208,375 shares of Common Stock at an exercise price of $16.12 per share. The additional shares of Common Stock and the warrants were issued in connection with distributions to the BlueMountain Funds as former unsecured creditors on account of their unsecured claims against the Debtors outstanding immediately prior to the effectiveness of the Plan.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended by adding the following:

The warrants are issued pursuant to the warrant agreement, dated as of September 3, 2013 (the “Warrant Agreement”), between the Issuer and ComputerShare Trust Company, N.A. and ComputerShare Inc., as warrant agent.

The warrants are currently exercisable, and all unexercised warrants will expire at the close of business on September 3, 2018.

The number of shares of Common Stock for which a warrant is exercisable and the exercise price of such warrant are subject to adjustment from time to time pursuant to the warrant agreement upon the occurrence of certain events, including, but not limited to, the payment of dividends to the holders of Common Stock; a subdivision of the outstanding shares of Common Stock into a larger number of shares of Common Stock or a combination of the outstanding shares of Common Stock into a smaller number of shares of Common Stock; the consummation of a tender offer or exchange offer for all or a portion of the Common Stock for consideration exceeding the fair market value of the Common Stock; or the distribution to the holders of Common Stock of rights to purchase Common Stock for a per-share price less than the fair market value of the Common Stock.

CUSIP No. 277461406

Upon the occurrence of certain events constituting a reorganization, recapitalization, reclassification, consolidation, merger or similar event, each holder of a warrant will, at the election of the Issuer, have the right to receive, upon exercise of a warrant, an amount of securities, cash or other property (“Consideration”) received in connection with such event with respect to or in exchange for the number of shares of Common Stock for which such warrant is exercisable immediately prior to such event, provided that, at the Issuer’s election upon the occurrence of such event, the Issuer may pay to such holder a cash amount equal to the fair market value of such Consideration (other than publicly held stock) received in connection with such event with respect to or in exchange for the number of shares of Common Stock for which such warrant is exercisable immediately prior to such event, and, to the extent the Consideration received in connection with such event includes publicly held stock, such warrant will remain outstanding and will be exercisable for such publicly held stock, as adjusted pursuant to the warrant agreement.

The foregoing description of the warrant agreement is not intended to be complete and is qualified in its entirety by the full text of the Warrant Agreement, which has been filed as Exhibit 5 hereto and incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

Items 5(a-b) are hereby deleted and replaced with the following:

Based on information provided by the Issuer, the following disclosure assumes that there were 38,941,136 shares of Common Stock outstanding as of October 1, 2013. The information provided below includes 416,750 shares of Common Stock issuable upon exercise of mandatorily net-share settled warrants to purchase Common Stock held by the BlueMountain Funds based on a closing price of $25.65 per share of Common Stock as of October 1, 2013.

The 7,884,905 shares of Common Stock beneficially owned, in the aggregate, by the BlueMountain Funds as of October 1, 2013, represent approximately 20.2% of the issued and outstanding shares of Common Stock of the Issuer, with such percentage calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

As of the date hereof, (i) Credit Alternatives directly holds 2,931,320 shares of Common Stock, (ii) Long/Short Credit directly holds 1,147,730 shares of Common Stock, (iii) Distressed directly holds 346,452 shares of Common Stock, (iv) Strategic Credit directly holds 259,557 shares of Common Stock, (v) Kicking Horse directly holds 246,922 shares of Common Stock, (vi) COF directly holds 1,869,468 shares of Common Stock, (vii) Montenvers directly holds 180,028 shares of Common Stock, (viii) Timberline directly holds 318,643 shares of Common Stock and (ix) AAI directly owns 168,035 shares of Common Stock.

As of the date hereof, (i) Credit Alternatives directly holds net-share settled warrants to purchase (A) 81,791 shares of Common Stock at an exercise price of $14.93 per share and (B) 81,791 shares of Common Stock at an exercise price of $16.12 per share, (ii) Long/Short Credit directly holds net-share settled warrants to purchase (A) 32,024 shares of Common Stock at an exercise price of $14.93 per share and (B) 32,024 shares of Common Stock at an exercise price of $16.12 per share, (iii) Distressed directly holds net-share settled warrants to purchase (A) 9,665 shares of Common Stock at an exercise price of $14.93 per share and (B) 9,665 shares of Common Stock at an exercise price of $16.12 per share, (iv) Strategic Credit directly holds net-share settled warrants to purchase (A) 7,242 shares of Common Stock at an exercise price of $14.93 per share and (B) 7,242 shares of Common Stock at an exercise price of $16.12 per share, (v) Kicking Horse directly holds net-share settled warrants to purchase (A) 6,889 shares of Common Stock at an exercise price of $14.93 per share and (B) 6,889 shares of Common Stock at an exercise price of $16.12 per share, (vi) COF directly holds net-share settled warrants to purchase (A) 52,163 shares of Common Stock at an exercise price of $14.93 per share and (B) 52,163 shares of Common Stock at an exercise price of $16.12 per share, (vii) Montenvers directly holds net-share settled warrants to purchase (A) 5,023 shares of Common Stock at an exercise price of $14.93 per share and (B) 5,023 shares of Common Stock at an exercise price of $16.12 per share, (viii) Timberline directly holds net-share settled warrants to purchase (A) 8,890 shares of Common Stock at an exercise price of $14.93 per share and (B) 8,890 shares of Common Stock at an exercise price of $16.12 per share and (ix) AAI directly holds net-share settled warrants to purchase (A) 4,688 shares of Common Stock at an exercise price of $14.93 per share and (B) 4,688 shares of Common Stock at an exercise price of $16.12 per share.

CUSIP No. 277461406

The Investment Manager, each General Partner and the Ultimate General Partner, each expressly declare that this filing shall not be construed as an admission that each is, for the purposes of sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this filing.

None of the Reporting Persons beneficially own any other shares of Common Stock of the Issuer.

Item 5 of Schedule 13D is hereby further amended by adding the following:

The information set forth in Item 3 and Item 4 of this Amendment No. 1 is hereby incorporated by reference in this Item 5.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended by adding the following:

The information set forth in Item 3 and Item 4 of this Amendment No. 1 is hereby incorporated by reference in this Item 6.

Item 7. Material to be Filed as Exhibits.

4.	Joint Filing Agreement dated October 8, 2013.

5.	Warrant Agreement, dated as of September 3, 2013, between Eastman Kodak Company and ComputerShare Trust Company, N.A. and ComputerShare Inc., as Warrant Agent (incorporated by reference from Eastman Kodak Company’s Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on September 3, 2013).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: October 8, 2013

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Chief Compliance Officer

BLUE MOUNTAIN CREDIT ALTERNATIVES MASTER FUND L.P.
BY: BLUE MOUNTAIN CA MASTER FUND GP, LTD.

By:	/s/ ANDREW FELDSTEIN
Name:	Andrew Feldstein, Director

BLUE MOUNTAIN CA MASTER FUND GP, LTD.

By:	/s/ ANDREW FELDSTEIN
Name:	Andrew Feldstein, Director

BLUEMOUNTAIN LONG/SHORT CREDIT MASTER FUND L.P.
BY: BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN DISTRESSED MASTER FUND L.P.
BY: BLUEMOUNTAIN DISTRESSED GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN DISTRESSED GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN KICKING HORSE FUND L.P.
BY: BLUEMOUNTAIN KICKING HORSE FUND GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN KICKING HORSE FUND GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN CREDIT OPPORTUNITIES MASTER FUND I L.P.
BY: BLUEMOUNTAIN CREDIT OPPORTUNITIES GP I, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN CREDIT OPPORTUNITIES GP I, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN TIMBERLINE LTD.

By:	/s/ ANDREW FELDSTEIN
Name:	Andrew Feldstein, Director

BLUEMOUNTAIN LONG/SHORT CREDIT AND DISTRESSED REFLECTION FUND, A SUB-FUND OF AAI BLUEMOUNTAIN FUND PLC
BY: BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN MONTENVERS MASTER FUND SCA SICAV-SIF
BY: BLUEMOUNTAIN MONTENVERS GP S.à r.l.

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Authorized Person

BLUEMOUNTAIN MONTENVERS GP S.à r.l.

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Authorized Person

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

EXHIBIT 4

JOINT FILING AGREEMENT

The undersigned agree that the Amendment No. 1 to the Schedule 13D with respect to the Common Stock, par value $0.01 per share, of Eastman Kodak Company, dated as of October 8, 2013, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

DATED: October 8, 2013

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Chief Compliance Officer

BLUE MOUNTAIN CREDIT ALTERNATIVES MASTER FUND L.P.
BY: BLUE MOUNTAIN CA MASTER FUND GP, LTD.

By:	/s/ ANDREW FELDSTEIN
Name:	Andrew Feldstein, Director

BLUE MOUNTAIN CA MASTER FUND GP, LTD.

By:	/s/ ANDREW FELDSTEIN
Name:	Andrew Feldstein, Director

BLUEMOUNTAIN LONG/SHORT CREDIT MASTER FUND L.P.
BY: BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN DISTRESSED MASTER FUND L.P.
BY: BLUEMOUNTAIN DISTRESSED GP, LLC BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN DISTRESSED GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN KICKING HORSE FUND L.P.
BY: BLUEMOUNTAIN KICKING HORSE FUND GP, LLC BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN KICKING HORSE FUND GP, LLC BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN CREDIT OPPORTUNITIES MASTER FUND I L.P. BY: BLUEMOUNTAIN CREDIT OPPORTUNITIES GP I, LLC BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN CREDIT OPPORTUNITIES GP I, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN TIMBERLINE LTD.

By:	/s/ ANDREW FELDSTEIN
Name:	Andrew Feldstein, Director

BLUEMOUNTAIN LONG/SHORT CREDIT AND DISTRESSED REFLECTION FUND, A SUB-FUND OF AAI BLUEMOUNTAIN FUND PLC BY: BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN MONTENVERS MASTER FUND SCA SICAV-SIF BY: BLUEMOUNTAIN MONTENVERS GP S.à r.l.

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Authorized Person

BLUEMOUNTAIN MONTENVERS GP S.à r.l.

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Authorized Person